UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

March 16, 2015

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Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

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N/A

(Translation of Registrant’s Name into English)

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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 (0)1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical Technologies, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 12, 2015, and March 13, 2015, two Directors of Lombard Medical, Inc. (the “Company”) purchased ordinary shares of the Company. The Company’s CEO Simon Hubbert purchased 1,000 shares on March 12, 2015, in an open market transaction at an average price of $3.88, and purchased an additional 1,500 shares on March 13, 2015, in an open market transaction at an average price of $4.37. Non-Executive Director John Rush purchased 2,500 shares on March 13, 2015, in an open market transaction at an average price of $4.22. Immediately following the transactions, Mr. Hubbert held 9,165 shares and Mr. Rush held 9,607 shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By: /s/ William J. Kullback
William J. Kullback
Chief Financial Officer

Date: March 16, 2015